UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            NETWORKING PARTNERS, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   64128G 107
                                 (CUSIP Number)

                                 Chad Steinhart
                      2950 W. Cypress Creek Road, Suite 100
                         Fort Lauderdale, Florida 33309
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 29, 2014
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 64128G 107                                           Page 2 of 5 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Chad Steinhart
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     62,500,000 shares of common stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       62,500,000 shares of common stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,500,000 shares of common stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    75% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 64128G 107                                           Page 3 of 5 Pages
--------------------                                           -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value, of Networking Partners, Inc., a Nevada corporation ("Issuer"). The address of Issuer's principal office is 2950 W. Cypress Creek Road, Suite 100, Fort Lauderdale, Florida 33309.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Chad Steinhart

     (b)  Business Address

          2950 W. Cypress Creek Road, Suite 100, Fort Lauderdale, Florida 33309.

     (c)  Present Principal Occupation

          Chief Technical Officer of Networking Partners, Inc.

     (d)  During the last five years,  Mr. Steinhart has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Steinhart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr.  Steinhart  exchanged  various   telecommunications   assets  to  Networking
Partners, Inc. for 625,000 shares of Series A Preferred Stock in Networking Partners, Inc. on September 29, 2014.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 64128G 107                                           Page 4 of 5 Pages
--------------------                                           -----------------

ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Steinhart, who at the time of the acquisition of the shares had no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries, except for the asset acquisition transaction effected with the Issuer on September 29, 2014;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that Mr. Steinhart had the right to elect board representatives and management posts for his associated friends;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f) Any other material change in Issuer's business or corporate structure, except that, as a result of the acquisition of Mr. Steinhart's assets, the Issuer's business was changed to telecommunications provider;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person, except that the asset acquisition agreement required the Issuer to change its name to Sonant Systems, Inc,;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A  class  of  equity   securities  of  Issuer  becoming  eligible  for
          termination of registration  pursuant to Section  12(g)(4) of the Act;
          or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 20,445,484 shares of Issuer's Common Stock outstanding. Mr. Steinhart beneficially owns 62,500,000 shares of Issuer's Common Stock or approximately 75% of Issuer's issued and outstanding Common
          Stock,  by  virtue  of  calculations  pursuant  to Rule  13d-3  of the

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 64128G 107                                           Page 5 of 5 Pages
--------------------                                           -----------------

          Securities Exchange Act of 1934, as amended, which require Mr. Steinhart to include his rights to vote on shareholder matters in his beneficial ownership. See paragraph (b), below.

     (b)  Power to Vote and Dispose

          Mr. Steinhart has sole power to vote and the sole power to dispose of the 625,000 shares of Series A Preferred Stock he owns, which are counted as 62,500,000 shares because of his super voting rights attributable to such preferred shares.

          Transactions within the Past 60 Days

          Mr. Steinhart has not engaged in any transactions in common stock of Issuer during the past sixty days.

     (c)  Certain Rights of Other Persons

          Not applicable.

     (d) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SPECIAL NOTE:

Please direct any questions you may have about this filing to my attorney, David
E. Wise, Esq., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 558-2858.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     October 9, 2014
                                     -------------------------------------
                                     (Date)


                                     /s/ Chad Steinhart
                                     -------------------------------------
                                     Signature

                                     Chad Steinhart
                                     -------------------------------------
                                     Name